Exhibit 99.1

February 17, 2010
Mr. Bill Hayworth Black Raven Energy 1125 17th St., Suite 2300 Denver, Colorado 80202

Gentlemen:

At your request, MHA Petroleum Consultants, Inc. (MHA) has prepared an estimate of the reserves and income attributable to certain leasehold interests of Black Raven Energy as of January 1, 2010. The results of this study are summarized below:

Black Raven Energy
Proved Plus Probable Reserves
Estimated Net Reserve and Income Data
Constant Price and Costs
As of January 1, 2010

	Reserves	Income Data
	Net Remaining Reserves Gas MMcf	Future Net Income M$	Direct Operating Expense M$	Equity Investment M$	Undiscounted Net Cash Flow M$	Discounted Net Cash Flow @ 10% M$
Proved Developed Producing	750.8	2,218.6	1,413.3	31.5	773.8	575.4
Proved Developed Non-Producing	970.6	2,855.0	989.4	300.0	1,565.6	1,153.0
Proved Undeveloped	7,427.8	21,848.8	7,793.1	6,820.0	7,235.7	3,412.4
Total Proved	9,149.2	26,922.4	10,195.8	7,151.5	9,575.1	5,140.8

Probable	21,356.9	62,820.6	22,412.1	18,480.0	21,928.4	10,167.3

The future net revenue was based on net hydrocarbon volume sold multiplied by anticipated price. Expenses include severance and ad valorem taxes, and the normal cost of operating the wells. Future net cash flow is future net revenue minus expenses and any development costs. The future net cash flow has not been adjusted for outstanding loans, which may exist, nor does it include any adjustments for cash on hand or undistributed income. No attempt has been made to quantify or otherwise account for any accumulated gas production imbalances that may exist.

143 Union Blvd, Suite 200     Lakewood, Colorado 80228 USA     Telephone: 303-277-0270     Fax: 303-277-0276

Reserve Estimates

Reserve estimates included in this study were assigned on the basis of the Securities and Exchange Commission definitions (effective January 1, 2010). These definitions are included in the section of this report titled Reserve Definitions.

In general, the reserves in this report were estimated using production performance analysis. Other methods such as material balance, volumetrics, and offset well analogy were used in certain cases where the data indicated such methods were more appropriate.

Prices and Costs

Gas prices are constant at $3.045/Mcf. Operating costs were obtained from Black Raven and held constant for the life of the properties. MHA reviewed the operating costs and consider them realistic. Capital costs associated with new wells and/or workovers were included in the economics if the expenditures were scheduled beyond January 1, 2010.

Statement of Risk

The accuracy of reserve and economic evaluations is always subject to uncertainty. The magnitude of this uncertainty is generally proportional to the quantity and quality of data available for analysis. As a well matures and new information becomes available, revisions may be required which may either increase or decrease the previous reserve assignments. Sometimes these revisions may result not only in a significant change to the reserves and value assigned to a property, but also may impact the total company reserve and economic status. The reserves and forecasts contained in this report were based upon a technical analysis of the available data using accepted engineering principles. However, they must be accepted with the understanding that further information and future reservoir performance subsequent to the date of the estimate may justify their revision. It is MHA’s opinion that the estimated proven reserves and other reserve information as specified in this report are reasonable, and have been prepared in accordance with generally accepted petroleum engineering and evaluation principles. Notwithstanding the aforementioned opinion, MHA makes no warranties concerning the data and interpretations of such data. In no event shall MHA be liable for any special or consequential damages arising from Black Raven Energy’s use of MHA’s interpretation, reports, or services produced as a result of its’ work for Black Raven Energy.

It was a pleasure performing this work for Black Raven Energy. Should you have any questions, please call.

Sincerely,

/s/ Leslie S. O’Connor
Leslie S. O’Connor
President